EXHIBIT 99.1

      THIS AGREEMENT made and dated effective December 31, 2005.

BETWEEN:

      DAVID JACOB DADON, OF 717 Jervis Street, Suite 2401, Vancouver, BC V6E 4N5

      (hereinafter referred to as "Dadon")


                                                               OF THE FIRST PART
AND:

      BROOKMOUNT EXPLORATIONS, INC., a Nevada corporation, having its Head Office at 660-600 Burrard Street, Vancouver, BC V6C 3G2

                                                              OF THE SECOND PART

W H E R E A S:

A. Brookmount and Dadon signed a Letter of Intent dated December 7, 2005 - which anticipated that provisions thereof would be incorporated into a formal agreement between the Parties ("Letter of Intent").

B.    Some of the provisions of the Letter of Intent have been implemented.

NOW THEREFORE, in consideration of the premises and the covenants and agreements hereinafter contained, and the funding which Dadon has raised for Brookmount, the Parties agree as follows:

1. Dadon is hereby, by Brookmount, engaged and retained to, during the Term (defined in Clause 8), provide the services to Brookmount hereinafter provided for.

2.    Dadon will, during the Term:

      (a) serve Brookmount as a member of its Board of Directors, Chairman of its Board of Directors, and Corporate Secretary (the "Positions");

      (b) use his best reasonable efforts under the circumstances to, from time to time, raise funding, whether debt or equity, for Brookmount if, as and when, and from time to time, Brookmount resolves to seek funding.

3. In consideration of the services Dadon will provide to Brookmount, Dadon will be entitled to receive the following:

      (a) fees of $10,000 ($U.S.) per month to be paid monthly on the 1st day of each month;

      (b) reimbursement of all expenses which Dadon incurs on behalf of Brookmount and in carrying out his duties for Brookmount:

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      (c) monies equal to 10% of all funding raised by or on behalf of
      Brookmount by Dadon, or as a result, in whole or in part, of Dadon's efforts.

4. In further consideration of the services which Dadon is performing and will perform for Brookmount, and for assuming the Positions, Brookmount hereby grants to Dadon options to purchase up to 1,666,666 voting common shares in the capital of Brookmount, exercisable at $0.18 per share during the 5-year period ending December 31, 2010. Dadon shall be entitled to exercise the options in whole or in part from time to time by giving an appropriate notice, sent to the then existing head office address of Brookmount, together with payment for the number of shares for which the option is being exercised.

5. Brookmount acknowledges that it has, pursuant to the Letter of Intent and in consideration of the services which have been rendered - and are anticipated to be rendered - by Dadon to Brookmount, issued and allotted to Dadon 4,291,000 voting common shares in its capital which have been issued to Dadon as fully paid and non-assessable shares, and that such shares are free. of any liens or encumbrances and free and clear of all trading restrictions - such shares being represented by certificate 0694 which has been issued and delivered to Dadon.

6. To secure reimbursement of expenses incurred on behalf of Brookmount Dadon will submit to Brookmount at its Head Office address from time to time a statement providing reasonable details of the expenses with back-up invoices, sales slips or other papers. Payment will be made to Dadon within 14 days of the statement being received by Brookmount.

7.    Dadon's duties in holding and exercising the Positions will include:

      (a) all of the duties that are normally - or legally - required of a director and of the officer positions that he holds of a publicly U.S. traded company in such jurisdictions as now, or from time to time in the future, have jurisdiction over the affairs of Brookmount;

      (b) undertaking efforts in specific areas of endeavor or activity as he may be instructed by resolution of the Board of Directors of Brookmount ("Board");

      (c) reporting from time to time and as when requested to Peter Flueck, President and Chief Executive Officer of Brookmount, or such other person as may be designated from time to time by resolution of the Board.

8. The term of this Agreement will be for the 2-year period ending December 31, 2007, and it shall continue thereafter on a month-to-month basis until terminated by not less than 60 days written notice by on Party to the other; provided that it is agreed that Dadon shall be entitled to resign from any of the Positions at any time by submitting a written resignation to Brookmount.

9.    If Brookmount:

      (a) shall obtain directors' and officers' liability insurance it shall ensure that such insurance is designated to be available for the protection of Dadon to at least the same extent as such insurance is for the protection of any other director or officer of Brookmount; and

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      (b) shall grant an Indemnification Agreement to any other of its directors or officers it shall also grant an Indemnification Agreement containing similar terms to Dadon.

10. (a) If Dadon shall at any time consider he is confronted with a question or a potential problem which, in his opinion, requires that he obtain independent legal advice he shall be entitled to do so at the expense of Brookmount; provided that Dadon shall not incur any expense for legal advice which is the responsibility of Brookmount without first referring his concern to the lawyers who are then acting as Brookmount's general legal counsel;

      (b) If Brookmount's legal counsel advises Dadon that they consider they have a conflict of interest, or for any other reason cannot provide him with legal advice relating to his concerns, or if they advise that in their opinion he should obtain separate independent legal advice, he shall be entitled to do so subject to the requirement that the lawyers he consults shall negotiate a retainer and fee arrangement with Brookmount's legal counsel.

11.   Dadon agrees:

      (a) that he will provide the services required of him pursuant to this agreement from his own premises or office facilities (at no cost to Brookmount unless previously agreed to by Brookmount) or at the offices maintained by Brookmount. If office services and facilities are provided to Dadon at Brookmount's offices they shall be at the expense of Brookmount;

      (b) that he will, in performing the Services, use all reasonable efforts to ensure that he is not at any time in violation of any laws, rules or regulations having jurisdiction over him or his efforts, or over Brookmount and its subsidiaries, and that he will at all times use his best efforts bona fide to enhance Brookmount and its subsidiaries and their potential for business success, and to enhance the reputation of Brookmount with the persons and companies with which it does or proposes to do business, with its shareholders and potential shareholders, with the regulatory authorities, and generally within the areas of the business community in which Brookmount and its subsidiaries may be conducting, or attempting to conduct their business.

12. If Brookmount, during the Term, issues any further options or share purchase warrants to either of its other Executive Offices, 1/3rd of the total


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number of such further options or warrants shall be issued to Dadon on the same terms as they are issued to the other Executive Officers.

13. This agreement shall be interpreted according to the laws of the Province of British Columbia, Canada, and the laws of Canada applicable therein, and the Parties submit themselves to the jurisdiction of the courts of British Columbia.

14. Any dispute, controversy or claim arising out of or relating to this Agreement or the interpretation of any of the provisions hereof will be finally settled by arbitration in accordance with the Arbitration Rules of the British Columbia International Commercial Arbitration Centre ("Centre") in effect on the date hereof. The Parties agree that:

      (a) The appointing authority will be the Centre; (b)The case will be administered by the Centre in accordance with its "Procedures for Cases under the BCICAC Arbitration Rules";

      (c) The place of arbitration will be Vancouver, British Columbia;

      (d) The number of arbitrators will be one (1);

      (e) The language used in the proceedings will be English;

      (f) The arbitrator's fees will be paid by the Parties in equal parts, during the course of the arbitration. In his final decision the arbitrator shall assess liability against one or both of the arbitrating parties for the costs incurred by the parties in the arbitration and for the arbitration costs.

15. (a) Any notice which is required to be given hereunder shall be given in writing and 1 will be effectively given if the same is:

          (i) delivered or mailed by prepaid registered or certified post to the address of the intended recipient set forth at the top of this Agreement;

          (ii) delivered to an intended recipient, or to a director or officer of a corporate intended recipient; or sent by telecopier (fax) to the intended recipient at the following numbers:

                                Brookmount                 (604) 632--3717
                                Dadon                      (604) 689--7724

      Provided that any Party may give notice to the other Parties of new addresses or new fax numbers to be used for the purpose of this Clause;

      (b) any notice which is delivered shall be deemed to have been given on the date of delivery. Any notice which is sent by fax shall be deemed to be given on the first weekday following the date upon which the telecopied message is transmitted. Any notice that is sent by prepaid mail shall be deemed to have been given on the 5th weekday after the date upon which the notice is mailed from a Post Office in Canada or the United States.

16. This Agreement shall enure to the benefit of and be binding upon the Parties hereto and their respective administrators and permitted assigns, and their related or associate companies or persons.

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

17. The Parties hereto agree to do such further acts and execute such further documents as may be necessary to carry out the true intent and meaning of this Agreement.

      IN WITNESS WHEREOF the Parties hereto have hereunto caused this Agreement to be executed as of the day and year first above written.

Submitted by:                             Accepted by:
     David Jacob Dadon                    Brookmount Explorations, Inc.


By /s/ David Jacob Dadon                  By /s/ Mr. Peter Flueck
   ---------------------                     ---------------------
   David Jacob Dadon                         Mr. Peter Flueck, President & CEO


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
     DAVID JACOB DADON
--------------------------------------------------------------------------------
                                                     717 JERVIS STREET SUIT 2401
                                                           VANCOUVER, BC V6E 4N5
                                                                 (604) 689--1814
December 7, 2005

Mr. Peter Flueck, President & CEO
Brookmount Explorations, Inc.
Park Place 660 - 600 Burrard Street
Vancouver, BC V6C 3G2

Re:  Letter of Intent

Dear Mr. Flueck:

         David Jacob Dadon (hereafter "DJD") is please to submit this Letter of Intent to Mr. Peter Brookmount Explorations, Inc. regarding the proposed transaction between Brookmount Explorations, Inc. (hereinafter BEI) and DJD.

         We have reviewed the BEI business plan and proposal, base upon such review, believe there is a significant strategic rationale to support a combination/acquisition of DJD and BEI.. We plan to precede in an expeditious manner so that subject to the terms and conditions of the proposal and the completion of a definitive agreement, the transaction can be consummated as soon as practicable.

PROPOSED TRANSACTION

         The basic terms of the proposed transaction are that DJD would offer, contingent on the results of successful initial due diligence, To include the followings; (1) DJD to acquire $300,000 in new investment on behalf of BEI (2) Phase two to provide additional investment of $10,000,000 subject to the company filing SB--2 and accepted by the Securities and Exchanges Commission (3) DJD to receive approve expenses and the (10%) bonus on all funds acquire on behalf of the company (4) to appoint DJD to the board of directors and to serve as Chairman of the Board. (5) upon the signing of this Letter of Intent DJD to receive and equal amount shares as held by the President of the company (6) DJD to be appointed the position of Secretary of the company upon the execution of this Letter of Intent DJD to receive and equal amount shares as held by the President of the company (6) DJD to be appointed the position of Secretary of the company upon the execution of this Letter of Intent,. The Company, in exchange for the above, shall cause the BEI and DJD to complete the acquisition of the above venture. The issuance of common shares shall be issued under rule 144 of the Securities and Exchange Act of 1934. Upon consummation of this acquisition, BEI a publicly traded company on the Over the Counter Bulletin Board symbol BMXI shall work together with DJD for the interest of BEI and its shareholders and to grow the company.

This Letter of Intent shall be subject to the negotiation and execution of a mutually acceptable agreement and any ancillary agreements (collectively the "Definitive Agreements"). The Definitive Agreements shall contain mutually acceptable representations, warranties, covenants, indemnification provisions, closing conditions (including the delivery of an opinion of Company's counsel) and other provisions. Each party shall pay its own costs and expenses (including the fees and disbursements for its legal counsel and financial advisors) incurred in connection with the proposed transaction and the negotiation, preparation and performance of the Definitive Agreements, except as provided for in the Expense Reimbursement paragraph below. Further, this Letter of Intent shall be subject to the confirmatory legal and accounting due diligence by both parties.

BINDING PROVISIONS TO THE LETTER OF INTENT

         BEI and DJD agree that the following provisions shall be legally binding upon the parties upon the execution of this Letter of Intent.

         Exclusivity. The letter constitutes the agreement of each party to work exclusively with each other towards the closing of the transaction contemplated herein. Accordingly, from the date of this letter until the earlier of (a) December 31, 2005 or (b) the mutual termination by both parties of the negotiations for the transaction contemplated herein, the parties shall not (i) directly or indirectly through any other third party engage in any negotiations with or provide any information to any other person, firm or corporation with respect to an acquisition of its capital interest, assets or this Letter of Intent, (ii) directly or indirectly through any other third party solicit any proposal relating to the acquisition, sale or transfer of the equity or assets, and (iii) dispose of any material assets or incur any debt other than in the ordinary course of business and shall maintain and continue to operate their business as it has in the past and will not engage in any transactions outside the ordinary course of business.

         Dissemination of Information. It is mutually agreed that BEI shall not, without the prior written approval of the parties, issue any press release or public statement or make any disclosure of this Letter of Intent or any of the transactions contemplated hereby, including without limitation the terms of the proposed transaction, except to the extent required by applicable law. All information provided is confidential unless previously made public.

         Expense Reimbursement. Notwithstanding anything in this letter to the contrary, if after executing this Letter of Intent, but prior to the execution of the Definitive Agreements, BEI or DJD elects not to expeditiously proceed with the Letter of Intent, then the breaching party shall (i) reimburse the non-breaching party for its out-of-pocket expenses, including without limitation, its legal fees and disbursements, but not to exceed the sum of $3,000 and (ii) indemnify and hold harmless the non-breaching party for any expenses, not to exceed the sum of $3,000, incurred by the breaching party in connection with this Letter of Intent, including but not limited to accounting and legal fees.

         Please let me know promptly if you are agreeable to proceeding along the line of this letter, which is a non-binding expression of interest and may not be construed as an offer or to create any rights or obligations except as provided in the Binding Provisions Paragraphs. As noted above, we are confident of our ability with your cooperation to expeditiously complete our due diligence and close the proposed transactions.

Submitted by:                             Accepted by:
     David Jacob Dadon                    Brookmount Explorations, Inc.


By /s/ David Jacob Dadon                  By /s/ Mr. Peter Flueck
   ---------------------                     ---------------------
   David Jacob Dadon                         Mr. Peter Flueck, President & CEO